UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                USAir Group, Inc.
                     -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                 Series B Cumulative Convertible Preferred Stock
                 -----------------------------------------------
                         (Title of Class of Securities)

                            911905107 (Common Shares)
                      911905305 (Series B Preferred Shares)
                      -------------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 1996
                           ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                                Page 1 of 9 Pages
                                 Exhibit Index:


- -------------------------

*       Initial filing with respect to the Common Shares.

                                  SCHEDULE 13D

CUSIP No. 911905107 (Common Shares)                            Page 2 of 9 Pages
          911905305 (Series B Preferred Shares)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          3,240,771      Common Shares 1
   Shares                             297,200      Series B Preferred Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           3,240,771      Common Shares 1
    With                              297,200      Series B Preferred Shares
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,240,771      Common Shares 1
                                      297,200      Series B Preferred Shares

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             5.02% of the Common Shares 1
                             6.97% of the Series B Preferred Shares

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------

1 Includes Common Shares issuable upon conversion of the Series B Preferred Shares.

                                                               Page 3 of 9 Pages



Item 1.        Security and Issuer.

               This Amendment No. 1 to Schedule 13D relates to shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Shares") and shares of Common Stock, $1.00 par value per share (the "Common Shares" and together with the Series B Preferred Shares, the "Shares"), of USAir Group, Inc. (the "Issuer") and amends the initial statement on Schedule 13D, dated April 29, 1996 (the "Initial Statement"). This Amendment No. 1 is being filed to report recent acquisitions of Series B Preferred Shares, as a result of which the percentage of outstanding Series B Preferred Shares of which the Reporting Person (as defined below) may be deemed the beneficial owner has increased by more than 1% percent. In addition, as a result of the recent acquisitions of Series B Preferred Shares, each share of which is currently convertible into
2.4925 shares of Common Stock, the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding Common Shares. Accordingly, this statement constitutes an initial filing with respect to the Common Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Common Shares and Series B Preferred Shares held for each of the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles ("Quantum Partners"), and Quasar International Partners C.V., a Netherlands Antilles limited partnership with its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles ("Quasar Partners"). Each of Quantum Partners and Quasar Partners has granted investment discretion to SFM pursuant to separate investment advisory contracts with SFM.

               SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Partners and Quasar Partners. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the client; and for allocating and reallocating the client's assets among such other investment advisors and itself.

               The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM was set forth in Annex A to the Initial Statement and is incorporated by reference in response to this Item 2.

                                                               Page 4 of 9 Pages


               During the past five years, none of the Reporting Person, Quantum Partners, Quasar Partners and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners and the account of Quasar Partners as a result of the contractual authority of SFM to exercise voting and dispositive power with respect to such securities.

Item 3.        Source and Amount of Funds or Other Consideration.

               Quantum Partners expended approximately $3,280,801 of its working capital to purchase the Series B Preferred Shares which are reported in Item 5(c) as having been purchased for its account since the filing of the Initial Statement. Quasar Partners expended approximately $818,896 of its working capital to purchase the Series B Preferred Shares which are reported in Item 5(c) as having been purchased for its account since the filing of the Initial Statement.

               The Shares held by Quantum  Partners  and Quasar  Partners may be held through margin accounts maintained with brokers, which extend margin credit to Quantum Partners and Quasar Partners as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Series B Preferred Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               Quantum Partners and Quasar Partners acquired all of the Shares reported herein as being held for their respective accounts for investment purposes.

               Except as described herein, neither the Reporting Person nor, to the best of his knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of securities of the Issuer at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

                                                               Page 5 of 9 Pages


Item 5.        Interest in Securities of the Issuer.

          (a) (i) The aggregate number of Common Shares of which the Reporting Person may be deemed a beneficial owner is 3,240,771 (approximately 5.02% of the total number of outstanding Common Shares assuming conversion of the Series B Preferred Shares held for the accounts of Quantum Partners and Quasar Partners). This number consists of the equivalent of: (1) 3,099,197 Common Shares (which consists of 2,500,000 Common Shares held for the account of Quantum Partners and 599,197 Common Shares issuable upon conversion of 240,400 Series B Preferred Shares held for the account of Quantum Partners), and (2) 141,574 Common Shares (which is the number of Common Shares issuable upon conversion of the 56,800 Series B Preferred Shares held for the account of Quasar Partners).

               (ii) The aggregate number of Series B Preferred Shares of which the Reporting Person may be deemed a beneficial owner is 297,200 (approximately 6.97% of the total number of Series B Preferred Shares outstanding). This number consists of: (1) 240,400 Series B Preferred Shares held for the account of Quantum Partners and (2) 56,800 Series B Preferred Shares held for the account of Quasar Partners.

          (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including 2,500,000 Common Shares and 240,400 Series B Preferred Shares held for the account of Quantum Partners. Pursuant to the terms of the contract between Quasar Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quasar Partners, including the 56,800 Series B Preferred Shares held for the account of Quasar Partners.

          (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected by the Reporting Person with respect to the Common Shares during the past 60 days. Except for the transactions listed on Annex C hereto, there have been no transactions effected by the Reporting Person with respect to the Series B Preferred Shares during the past 60 days.

          (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quantum Partners in accordance with their ownership interests in Quantum Partners. The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their ownership interests in Quasar Partners.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, Quantum Partners and Quasar Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, Quantum Partners, Quasar Partners or other SFM Clients may borrow securities, including the Shares, for

                                                               Page 6 of 9 Pages


the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

         (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit A to the Initial Statement and incorporated herein by reference).


                                                                                                       Page 7 of 9 Pages



                                                         ANNEX B

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                    USAIR GROUP, INC.

                                                Date of           Nature of
          For the Account of                 Transaction         Transaction        Number of Shares     Price Per Share
          ------------------                 -----------         -----------        ----------------     ---------------

Quantum Partners LDC1                          7/24/96              Short Sale           156,800            $17.449


Quasar International Partners C.V.1            7/24/96              Short Sale            39,100             17.449



- --------------------
1    Transactions effected at the direction of SFM.


                                                                                                       Page 8 of 9 Pages


                                                         ANNEX C

                                 RECENT TRANSACTIONS IN THE SERIES B PREFERRED SHARES OF
                                                    USAIR GROUP, INC.


                                                Date of           Nature of
          For the Account of                 Transaction         Transaction        Number of Shares     Price Per Share
          ------------------                 -----------         -----------        ----------------     ---------------


Quantum Partners LDC 1                         7/24/96            Purchase           62,900                 $52.159


Quasar International Partners C.V.1            7/24/96            Purchase           15,700                  52.159



- ----------------

1    Transactions effected at the direction of SFM.

                                                               Page 9 of 9 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 30, 1996                        GEORGE SOROS


                                    By:     /S/ SEAN C. WARREN
                                            ----------------------------
                                            Sean C. Warren
                                            Attorney-in-Fact